P.O. Box 370
KIRKLAND LAKE, ON, P2N 3J7

13 March 2006	Symbol – TSX & AIM: KGI

Holdings In Company
Kirkland Lake Gold Inc.

Kirkland Lake Gold Inc. (the “Company”) announces that on 10 March, 2006 the Company received notice that Artemis Investment Management Limited and certain of its subsidiary companies have a notifiable interest of 2,450,000 shares, representing approximately 4.968% of the issued and outstanding shares of the Company.

For further information, please contact:

Brian Hinchcliffe President Phone 1 705 567 5208 Fax 1 705 568 6444 E-mail: bhinchcliffe@klgold.com Website- www.klgold.com	Scott Koyich Investor Relations Phone 1 403 215 5979 E-mail: info@klgold.com

Neither the Toronto Stock Exchange nor the AIM Market of the London Stock Exchange has reviewed and neither accepts responsibility for the adequacy or accuracy of this news release.